SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Trunity Holdings, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

898183108

(CUSIP number)

Dana M. Reed Co-Chief Executive Officer Pan-African Investment Company, LLC 52 Vanderbilt Avenue, Suite 401 New York, New York 10017 646-569-5041

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 898183108	Page 2 of 10

1.	NAMES OF REPORTING PERSONS:

Pan-African Investment Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,804,449 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,804,449 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,804,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.9%
14.	TYPE OF REPORTING PERSON
OO

Schedule 13D

CUSIP No. 898183108	Page 3 of 10

1.	NAMES OF REPORTING PERSONS:

Richard D. Parsons
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,804,449 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,804,449 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,804,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.9%
14.	TYPE OF REPORTING PERSON
IN

Schedule 13D

CUSIP No. 898183108	Page 4 of 10

1.	NAMES OF REPORTING PERSONS:

Ronald S. Lauder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,804,449 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,804,449 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,804,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.9%
14.	TYPE OF REPORTING PERSON
IN

Schedule 13D

CUSIP No. 898183108	Page 5 of 10

1.	NAMES OF REPORTING PERSONS:

RSL Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,804,449 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,804,449 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,804,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.9%
14.	TYPE OF REPORTING PERSON
OO

Schedule 13D

CUSIP No. 898183108	Page 6 of 10

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Shares”), of Trunity Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15 Green Street, Newburyport, Massachusetts 01950.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Pan-African Investment Company, LLC, a Delaware limited liability company (“PIC”); Richard D. Parsons (“Parsons”); Ronald S. Lauder (“Lauder”) and RSL Capital LLC (“RSL Capital”, and collectively with PIC, Parsons and Lauder, the “Reporting Persons”).

PIC is principally engaged in the business of investment in securities. The principal address of PIC is 52 Vanderbilt Avenue, Suite 401, New York, New York 10017.

Parsons serves as the managing member of PIC. The business address of Parsons is c/o Providence Equity Partners LLC, 9 West 57th Street, Suite 4700, New York, New York 10019.

The principal business of RSL Capital is to serve as a holding company for various investments of Lauder. RSL Capital is a member of, and holds a controlling interest in, PIC. The address of the principal office of RSL Capital and the business address of Lauder is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. Lauder is the sole member of RSL Capital.

Attached as Exhibit G to this Schedule 13D is information concerning the members, managers and executive officers of the Reporting Persons, as applicable, as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons referred to in Exhibit G to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Subscription Agreement, dated as of May 28, 2013, between the Issuer and PIC, on June 5, 2013, PIC acquired from the Issuer 2,500,000 Shares and warrants to purchase an aggregate of 2,500,000 Shares (the “Investor Warrants”), for an aggregate purchase price of $1,000,000 in cash. PIC obtained the funds to purchase the Shares and Investor Warrants from capital contributions from its members, RSL Capital and Parsons.

ITEM 4.	Purpose of Transaction

All of the Shares and other securities of the Issuer that are held of record by PIC as reported herein were acquired for investment purposes. PIC retains the right to change its investment intent, from time to time, to acquire additional Shares

Schedule 13D

CUSIP No. 898183108	Page 7 of 10

or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Shares or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. PIC may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. PIC currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, PIC may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

In connection with PIC’s investment in the Issuer’s securities described in Item 3, the Issuer, the Issuer’s shareholders and PIC entered into a Voting Agreement (as more fully described in Item 6 below). Pursuant to the Voting Agreement, the Issuer and certain of its shareholders agreed to appoint a representative of PIC to the Board of Directors of the Issuer as well as to nominate that designee for re-election by such shareholders of the Issuer at each annual meeting held while PIC owns at least 2.0% of the Issuer’s issued and outstanding Shares. In connection with the Voting Agreement, on June 5, 2013, Dana Reed, co-Chief Executive Officer of PIC, was appointed to the Board of Directors of the Issuer.

The Issuer and PIC also entered into an Investors’ Rights Agreement (as more fully described in Item 6 below), pursuant to which PIC has a right of first refusal until June 5, 2016 to purchase any newly issued Shares by the Issuer, subject to certain limited exceptions.

In addition, the Issuer and PIC entered into a Memorandum of Understanding to structure a formal business relationship whereby PIC will have the exclusive right to introduce the Issuer’s eLearning Platform to African countries seeking to improve the quality of education for their citizens. PIC will receive 7% of revenue (less reasonable and customary out-of-pocket expenses) paid to the Issuer by any such African countries.

ITEM 5.     Interest in Securities of the Issuer.

(a) Pursuant to the Subscription Agreement, dated as of May 28, 2013, between the Issuer and PIC, on June 5, 2013, PIC acquired from the Issuer 2,500,000 Shares and the Investor Warrants for an aggregate purchase price of $1,000,000 in cash. The percentages used herein are calculated based upon 48,725,340 Shares outstanding at June 24, 2013. As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 4,804,449 Shares, constituting approximately 9.9% of the then outstanding Shares. As of the date of this Schedule 13D, the Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

(i) As the record holder of the Shares and Investor Warrants described above in (a), PIC beneficially owns 4,804,449 Shares, constituting approximately 9.9% of the then outstanding Shares.

(ii) Each of Parsons and Lauder (through Lauder’s ownership and control of RSL Capital), as the controlling members of PIC, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 4,804,449 Shares, constituting approximately 9.9% of the then outstanding Shares. Each of Parsons, RSL Capital and Lauder disclaims beneficial ownership of such Shares for all other purposes.

(b) PIC has the sole power to vote or direct the vote of 4,804,449 Shares and the sole power to dispose or direct the disposition of such Shares. Each of Parsons, RSL Capital and Lauder may be deemed to share with PIC the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) There have been no reportable transactions with respect to the Shares of the Issuer within the last 60 days by any of the Reporting Persons other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Schedule 13D

CUSIP No. 898183108	Page 8 of 10

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subscription Agreement

Pursuant to the Subscription Agreement, dated as of May 28, 2013, between the Issuer and PIC, the Issuer agreed to sell to PIC, and PIC agreed to purchase from the Issuer, 2,500,000 Shares and the Investor Warrants for an aggregate purchase price of $1,000,000 in cash. The closing of the purchase and sale occurred on June 5, 2013.

Investor Warrants

Pursuant to the Subscription Agreement, PIC acquired the Investor Warrants. The Investor Warrants are immediately exercisable and expire on June 5, 2015; provided, however, that the Investor Warrants are not exercisable or exchangeable to the extent (but only to the extent) that the holder of the Investor Warrants or any of its affiliates would own, beneficially and of record, in excess of 9.9% of the outstanding Shares. The exercise price of the Investor Warrants is $1.00 per Share, subject to adjustment upon the occurrence of certain events.

Voting Agreement

In connection with the Subscription Agreement, on June 5, 2013, the Issuer, PIC and certain stockholders of the Issuer entered into a Voting Agreement, pursuant to which the Issuer and its shareholders agreed to appoint a representative of PIC to the Board of Directors of the Issuer as well as to nominate that designee for re-election by the shareholders of the Issuer at each annual meeting held while PIC owns at least 2.0% of the Issuer’s issued and outstanding Shares. Pursuant to such agreements, on June 5, 2013, Dana Reed, co-Chief Executive Officer of PIC, was appointed to the Board of Directors of the Issuer.

Investors’ Rights Agreement

In connection with the Subscription Agreement, on June 5, 2013, the Issuer and PIC entered into an Investors’ Rights Agreement. Pursuant to the Investors’ Rights Agreement, and subject to certain limited exceptions, until June 5, 2016, PIC has a right of first refusal to purchase any newly issued Shares by the Issuer. Additionally, the Issuer is required to obtain Directors and Officers liability insurance covering Dana Reed, as the PIC appointee to the Issuer’s Board of Directors, in an amount no less than $3,000,000.

Registration Rights Agreement

In connection with the Subscription Agreement, on June 5, 2013, the Issuer and PIC entered into a Registration Rights Agreement. The Registration Rights Agreement provides that, promptly following the closing of the purchase and sale contemplated by the Subscription Agreement, the Issuer shall file a registration statement on Form S-3 to register the resale of the Shares (including the Shares underlying the Investor Warrants) acquired by PIC.

Memorandum of Understanding

On April 16, 2013, the Issuer and PIC entered into a Memorandum of Understanding in connection with the introduction of the Issuer’s educational offerings to countries located on the African continent. Pursuant to the terms of the Memorandum of Understanding, effective upon the investment by PIC in the Issuer as described in Item 3 above, PIC has the exclusive right for seven (7) years to introduce the Issuer’s services to each of the countries on the African continent.

Schedule 13D

CUSIP No. 898183108	Page 9 of 10

Such introductions will be made for the purpose of improving, modernizing, and providing a sustainable education platform for African countries. If the Issuer secures contracts for its services from a country to which PIC has introduced the Issuer’s services (an “Introduced Country”), PIC shall receive 7% of revenue (less reasonable and customary out-of-pocket expenses) paid to the Issuer from such contracts with Introduced Countries.

The summaries of the Subscription Agreement, the Investor Warrants, the Voting Agreement, the Investors’ Rights Agreement, the Registration Rights Agreement and the Memorandum of Understanding, as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Statement on Schedule 13D as Exhibit A, Exhibit B, Exhibit C, Exhibit D, Exhibit E and Exhibit F, respectively, and are incorporated herein by this reference.

Except as described in this Item 6 of this Schedule 13D, there are no contracts, agreements, understandings or relationships among the Reporting Persons and the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A:	Subscription Agreement, dated as of May 28, 2013, by and between the Issuer and PIC

Exhibit B:	Warrant to Purchase Common Stock of the Issuer

Exhibit C:	Voting Agreement, dated as of June 5, 2013, by and between the Issuer, PIC and certain stockholders of the Issuer named therein

Exhibit D:	Investors’ Rights Agreement, dated as of June 5, 2013, by and between the Issuer and PIC

Exhibit E:	Registration Rights Agreement, dated as of June 5, 2013, by and between the Issuer and PIC

Exhibit F:	Memorandum of Understanding, dated April 16, 2013, between the Issuer and PIC

Exhibit G:	Members, Managers and Executive Officers

Exhibit H:	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit I:	Power of Attorney

Schedule 13D

CUSIP No. 898183108	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2013

Pan-African Investment Company, LLC

By: /s/ Dana M. Reed
Name: Dana M. Reed
Title: Co-Chief Executive Officer

Richard D. Parsons

/s/ Richard D. Parsons

Ronald S. Lauder

By: /s/ David H. Gerson
Name: David H. Gerson, as Attorney-in-Fact for Ronald S. Lauder

RSL Capital LLC

By: /s/ David H. Gerson
Name: David H. Gerson
Title: President